Exhibit 12

Photronics, Inc

Computation of Ratio of Earnings to Fixed Charges

For the five years ended November 3, 2002

	Year Ended					6 Months Ended
	November 1, 1998	October 31, 1999	October 31, 2000	October 31, 2001	November 3, 2002	May 4, 2003

Income before income taxes	$42,870	$22,802	$15,464	$(2,321)	$(5,498)	$(52,088)
Interest expense	6,703	7,731	11,091	11,966	20,065	9,841

Numerator	49,573	30,533	26,555	9,645	14,567	(42,247)
Denominator	6,703	7,731	12,291	12,672	19,976	9,542

Ratio	7.4	4.0	2.2	0.8	0.7	(4.4)